FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Peak Fintech Group Inc. ("Peak" or the "Company")

550 Sherbrooke West
West Tower, Suite 255
Montreal, Québec H3A 1B9

2. Date of Material Change September 9, 2021

3. News Release

News release was disseminated on September 7, 2021 through Newswire Corp. and can be found under the Company's SEDAR profile at www.sedar.com.

4. Summary of Material Change

On September 7, 2021, the Company announced that the Nasdaq Stock Market LLC has approved the listing of the Company's common shares on the Nasdaq Capital Market.

5. Full Description of Material Change

The Company announced that the Nasdaq Stock Market LLC has approved the listing of the Company's common shares on the Nasdaq Capital Market ("NASDAQ").

The Company's common shares will begin trading on the NASDAQ on Thursday, September 9, 2021 under the symbol "TNT". The Company's common shares will continue to trade on the OTCQX under the symbol "PKKFF" until market close on Wednesday, September 8, 2021.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7. Omitted Information

No information has been omitted on the basis that it is confidential information.

8. Executive Officer

For more information, contact Johnson Joseph, President and CEO at 514-340-7775 ext.: 501 or investors@peakfintechgroup.com.

9. Date of Report
September 20, 2021